EXHIBIT 99.1

Just Energy Announces Management Slate of Directors to be Appointed in Connection with the Recapitalization Transaction, and the Retirement of Rebecca MacDonald

TORONTO, July 16, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced a slate of seven director candidates, of which five are new directors, who will be appointed to the board of directors (the “Board”) upon completion of the previously announced recapitalization transaction. A special and annual meeting of Just Energy’s securityholders (the “Special and Annual Meeting”) is expected to be held to consider the recapitalization transaction on August 25, 2020.

Just Energy announced on July 8, 2020 that it is undertaking a comprehensive plan to strengthen and de-risk the business, including a renewed Board to provide robust oversight and governance on behalf of stakeholders as well as a recapitalization transaction under the Canada Business Corporations Act (“CBCA”) that will significantly improve the Company’s financial flexibility and liquidity.

The Company has applied for an interim order from the Ontario Superior Court of Justice for the recapitalization transaction, which will be effected through a plan of arrangement under the CBCA.  The interim order hearing is scheduled for the morning of July 17, 2020.

The seven candidates include five new candidates and two incumbents. They possess a wide spectrum of skills and expertise, including deep knowledge of the energy industry. They are:

  James Bell (new)
  Anthony Horton (new)
  Steven Murray (new)
  Stephen Schaefer (new)
  Marcie Zlotnik (new)
  R. Scott Gahn (incumbent)
  Dallas Ross (incumbent)

Five of the seven candidates are independent of the Company. The exceptions are Mr. Gahn, the president and chief executive officer of Just Energy, and Mr. Horton, who has acted as a consultant to the Company since November 2019. Full biographies of all the candidates can be found below.

In conjunction with the planned reconstitution of the Board, the Company announced that Rebecca MacDonald, the Company’s founder, will be retiring and stepping down from the Board, effective today. At the same time, her employment contract as Executive Chair will be terminated by mutual agreement.

“On behalf of the Board, I would like to thank Ms. MacDonald for her many years of service and contributions to Just Energy,” said William Weld, Just Energy’s Lead Director, who will assume the role of Chair on an interim basis until the Special and Annual Meeting.

“As I retire after 23 years with the Company, I would like to thank all of the employees that worked over the years in building Just Energy,” Ms. MacDonald said.  “I am particularly happy that over the last 23 years I have witnessed a number of women of different ethnicity develop their careers with us.”

Candidate Biographies

James Bell
Mr. Bell is currently President, Chief Executive Officer and a Director of Founders Advantage Capital Corp. (a TSX Venture Exchange listed investment company) and serves as a Director of Paramount Resources Ltd. (a TSX listed energy company). Prior thereto, Mr. Bell was General Counsel for Olympia Financial Group Inc. (a TSX listed financial services company) and its wholly-owned subsidiary Olympia Trust Company (a non-deposit taking trust company), and had practiced securities and corporate commercial law as a partner at an international law firm until December 31, 2009. Mr. Bell has acted as legal counsel in connection with various commercial transactions as well as general securities and corporate finance matters.  He serves on Paramount’s audit committee and is Chairman of Paramount’s compensation committee.  Mr. Bell graduated from the University of Saskatchewan with a Bachelor of Laws degree in 1999. He completed the Canadian Securities Course in January 2014 and the Partners, Directors and Senior Officers course in February 2014.

R. Scott Gahn
Mr. Gahn, was appointed as the president and chief executive officer of the Company on August 2, 2019 and was formerly Executive Vice President and Chief Operating Officer of Just Energy until June 2011.  Mr. Gahn was appointed to the Board on December 17, 2013. Mr. Gahn is also currently Chairman of Modern System Concepts, Inc., a Houston-based life-safety and security firm. Mr. Gahn has a long history in the deregulated energy industry having served on the Texas ERCOT Board from 2005 to 2008 and having been involved in the sale of deregulated and regulated electricity and natural gas for 28 years. He was one of the founding shareholders and Chief Executive Officer of Just Energy Texas L. P. which was purchased by the Company in 2007, and in that capacity was responsible for North American Wholesale energy supply operations and business developments.

Anthony Horton
Mr. Horton is currently Chairman of the Board of NanoLumens, Presiding Chairman of the Board of Exco Resources, and a member of the Board of directors of Sheridan Productions and Mission Coal.  Mr. Horton is a member of the Restructuring Working Committee of the Board of First Energy.  Mr. Horton was Executive Vice President and Chief Financial Officer at Energy Future Holdings and was Senior Director of Corporate and Public Policy at TXU Energy.  Mr. Horton holds a Masters of Professional Accounting and Finance from the University of Texas at Dallas/Arlington and a BBA in Economics and Management from the University of Texas at Arlington.  He is a Certified Public Account, Chartered Financial Analyst, Certified Management Accountant and Certified Financial Manager.

Steven Murray
Mr. Murray was the President and CEO of Primus Green Energy.  Mr. Murray was previously President of Avangard Innovative and Executive Director of Conway MacKenzie.  He was also the Chief Operating Officer of Direct Energy and President of Direct Energy Residential, where he led the successful turnaround of the largest deregulated energy company in North America.  Mr. Murray has successfully executed 7 turnarounds in the last 15 years in industries ranging from retail energy to steel to chemicals to upstream and recycling.  Mr. Murray holds a first-class honors degree in Chemistry from Edinburgh University.

Dallas Ross
Mr. Ross is a General Partner and Founder of Kinetic Capital Partners in Vancouver, BC, whose equity capital and strategic attention is focused on controlling positions in several private companies in the United States with substantial value creation underway. Mr. Ross is Chair or Senior Director of those private companies. Mr. Ross currently also serves on public company boards: he is Chair of Rogers Sugar; Director of Westshore Terminals; and a Director of Canfor Corporation. Previously he was a Director of Catalyst Paper and was brought in to assist with its financial restructuring as Chair of its Strategic Alternatives Committee; and previously was a Director of Futureshop.com. Mr. Ross was on the Board, and was the Chair of the Campus Task Force and was on the Executive Committee of Crofton House School during its substantial campus rebuild. Prior to Kinetic Capital Partners, Mr. Ross was Managing Director Investment Banking in Vancouver and Managing Director Mergers and Acquisitions in Toronto with ScotiaMcLeod. Before that Mr. Ross had qualified as a Chartered Accountant.

Stephen Schaefer
Mr. Schaefer has over three decades of experience as an executive, private equity partner and Board member in the financial services and energy industries.  Mr. Schaefer currently serves as a member of the Board of Directors of Element Markets, LLC, HB2 Energy Inc., GenOn Holdings, Inc., and TexGen Power, LLC, where he is Chair of the Board.  Mr. Schaefer retired as a Partner from Riverstone Holdings in August 2015.  While at Riverstone, he served on two of its investment committees and was primarily responsible for conventional power and renewable energy investments.  Prior to joining Riverstone, Mr. Schaefer was a Managing Director with Huron Consulting Group, where he founded and headed its Energy Practice with a focus on restructuring.  From 1998 to 2003, Mr. Schaefer was Managing Director and Vice President with Duke Energy North America.  Mr. Schaefer is a Chartered Financial Analyst and received his B.S., magna cum laude, in Finance and Accounting from Northeastern University in 1987.

Marcie Zlotnik
Ms. Zlotnik was the co-founder and Chairman of the Board of StarTex Power, until its sale to Constellation Energy in 2011, and earlier she was co-founder, President, Principal Accounting Officer and a member of the Board of Gexa Energy. Ms. Zlotnik also served on the Board of Crius Energy, one of the largest independent energy retailers in the United States. Ms. Zlotnik currently chairs the Business Advisory Board at the University of Texas, McCombs School of Business, is on the Executive Committee of the Sugar Land Skeeters Foundation and the advisory boards of the Gulf Coast Power Association (GCPA) and its emPOWERing Women Program.  She was an elected member of the Texas ERCOT Board, served as a Board Member of TEXALTEL, the association of Texas telecommunication providers, and was a co-founder and Board Member of Texas Energy Association of Marketers (TEAM). Ms. Zlotnik is the 2018 recipient of the GCPA Pat Wood Power Star, in recognition of her significant contributions towards the advancement of competitive energy markets in Texas, the inaugural recipient of the GCPA empowerment Award and was inducted into the University of Texas at Austin McCombs School of Business Hall of Fame in 2015. Ms. Zlotnik earned a Bachelor of Business Administration in Accounting from the University of Texas at Austin.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to raising new equity capital and the exchange of debt; the proposed recapitalization transaction resulting in a financially stronger Company; reducing the Company’s existing debt and interest expense (including the amounts thereof); proceedings under the CBCA; implementing a Plan of Arrangement; issuing new equity; the allocation of any new equity; addressing certain obligations as part of a proposed recapitalization transaction; risks associated with the proposed recapitalization transaction, including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner; the inability to reduce the Company’s debt and/or interest payments, proceedings under the CBCA; issuing and allocating new equity including the dilution of the Company’s outstanding common shares; the value of existing equity following the completion of a recapitalization; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.